UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Open Lending Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68373J104

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 68373J104

1.	Names of Reporting Persons. Nebula Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,525,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 68373J104

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,525,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 68373J104

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,525,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 68373J104

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,525,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 68373J104

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,525,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with acquisitions by them of Common Stock (as defined below) on July 21, 2020, which, together with all other acquisitions of Common Stock by the Reporting Persons during 12-month period preceding such acquisitions exceeded two percent of the outstanding Common Stock of the Issuer (as defined below). The Reporting Persons previously reported their beneficial ownership over securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Open Lending Corporation, a Delaware corporation (“Open Lending” or the “Issuer”). The principal executive offices of the Issuer are located at Barton Oaks One, 901 S. MoPac Expressway, Bldg. 1, Suite 510, Austin, TX 78746.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. Nebula Holdings, LLC, a Delaware limited liability company (“Nebula Holdings”),

2. True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Nebula Holdings, “True Wind”),

3. True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

4. James H. Greene, Jr., a United States citizen, and

5. Adam H. Clammer, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The manager of Nebula Holdings is True Wind Capital. The general partner of True Wind Capital is True Wind Capital GP. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP.

The principal business of Nebula Holdings is to invest in securities of the Issuer. The principal business of True Wind Capital is to serve as the manager of Nebula Holdings and to manage investments through other partnerships and limited liability companies. The principal business of True Wind Capital GP is to serve as the general partner of True Wind Capital and to manage investments through other partnerships and limited liability companies. Each of Mr. Greene and Clammer are the managing members of True Wind Capital GP.

The principal office of each of the Reporting Persons is located at c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(d) and (e) None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On June 10, 2020 (the “Closing Date”), Nebula Acquisition Corporation, the Issuer’s predecessor company (“Nebula”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of January 5, 2020 (as amended from time to time, the “Business Combination Agreement”)) with Open Lending, LLC., a Texas limited liability company, BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder (the “Blocker Holder”), Nebula Parent Corp., a Delaware corporation (“ParentCo”), NBLA Merger Sub LLC, a Texas limited liability company (“Merger Sub LLC”), NBLA Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”), and Shareholder Representative Services LLC, a Colorado limited liability company, as the Securityholder Representative. Pursuant to the Business Combination Agreement, on the Closing Date, each of the following transactions occurred in the following order: (i) Merger Sub Corp merged with and into Nebula (the “First Merger”), with Nebula surviving the First Merger as a wholly owned subsidiary of ParentCo (the “NAC Surviving Company”); (ii) immediately following the First Merger and prior to the Blocker Contribution (as defined below), Blocker redeemed a specified number of shares of Blocker common stock in exchange for cash (the “Blocker Redemption”); (iii) immediately following the Blocker Redemption, ParentCo acquired, and the Blocker Holder contributed to ParentCo the remaining shares of Blocker common stock after giving effect to the Blocker Redemption (the “Blocker Contribution”) such that, following the Blocker Contribution, Blocker is a wholly-owned subsidiary of ParentCo; (iv) immediately following the Blocker Contribution, Merger Sub LLC merged with and into Open Lending LLC (the “Second Merger”), with Open Lending LLC surviving the Second Merger as a direct and indirect wholly-owned subsidiary of ParentCo (the “Surviving Company”); (v) immediately following the Second Merger, Blocker acquired, and ParentCo contributed to Blocker, all common units of the Surviving Company directly held by ParentCo after the Second Merger such that the Surviving Company became a wholly-owned subsidiary of Blocker; and (vi) the NAC Surviving Company acquired, and ParentCo contributed to the NAC Surviving Company, the remaining shares of Blocker common stock after giving effect to the Blocker Redemption and the Blocker Contribution (the “ParentCo Blocker Contribution”) such that, following the ParentCo Blocker Contribution, Blocker was a wholly-owned subsidiary of the NAC Surviving Company.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”, and such completion, the “Closing”), Open Lending LLC became a direct wholly-owned subsidiary of ParentCo. In connection with the Transactions, ParentCo changed its name to Open Lending Corporation.

Pursuant to the terms of the Transactions contemplated by the Business Combination Agreement, the 6,775,000 shares of Class B common stock of ParentCo held by Nebula Holdings prior to the Business Combination were ultimately exchanged for: (a) 6,775,000 shares of Common Stock, and (b) the right to receive 1,250,000 shares of the Issuer’s Common Stock, if the volume weighted average price (“VWAP”) of the Issuer’s Common Stock exceeded certain price thresholds as described below (the “Earnout Shares”). Nebula Holdings would receive Earnout Shares as follows: (i) 625,000 shares of Common Stock, if prior to or as of the second anniversary of the Closing, the VWAP was greater than or equal to $12.00 over any 20 trading days within any 30-trading day period; and (ii) 625,000 shares, if prior to or as of the 30-month anniversary of the Closing, the VWAP was greater than or equal to $14.00 over any 20 trading days within any 30-trading day period. On July 21, 2020, Nebula Holdings acquired all 1,250,000 Earnout Shares, which had been earned.

Additionally, in connection with the Business Combination, True Wind purchased 8,500,000 shares of Common Stock at a price of $10.00 per share. The source of funds required for the purchase of such shares were from general funds available to True Wind, including capital contributions from equityholders of Nebula Holdings or its affiliates and for cash management purposes in advance of an anticipated capital call, borrowings by True Wind Capital under its existing revolving credit facility.

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein for investment purposes. Pursuant to the Investor Rights Agreement (the “Investor Rights Agreement”), dated as of June 10, 2020, by and among the Issuer and certain affiliates of the Reporting Persons, Nebula Holdings has the right to designate two board representatives subject to certain conditions. Mr. Adam Clammer, Founding Partner of True Wind, and Brandon Van Buren, a Partner at True Wind, were appointed to serve as members of the board of directors of the Issuer.

Consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the shares of Common Stock (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Common Stock to affiliated transferees, or the entry into a transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investor Rights Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell shares of Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Nebula Holdings holds 16,525,000 shares of the Issuer’s Common Stock as of the date hereof.

The percentages of beneficial ownership in this Schedule 13D are based on 128,198,185 shares of Common Stock issued and outstanding as of November 9, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

On June 10, 2020, the Issuer entered into the Investor Rights Agreement with certain affiliates of the Reporting Persons.

Board Designations

Pursuant to the Investor Rights Agreement, Nebula Holdings has the right to designate two board representatives for a period of five years following the Closing, or such shorter period if it reduces its ownership in the Issuer below certain thresholds. Nebula Holdings has the right to designate (i) one individual to serve as a Class I director of the Issuer; and (ii) one individual to serve as a Class II director of the Issuer; provided, however, that if any time during such five-year period, Nebula Holdings owns less than 8,000,000 shares of the Issuer’s Common Stock but more than 4,000,000 shares of Issuer’s Common Stock (in each case, as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), then Nebula Holdings will have the right to designate only one individual to serve as a Class I director of the Issuer, and if at any time during such five-year period Nebula Holdings owns less than 4,000,000 shares of the Issuer’s Common Stock (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the rights of Nebula Holdings to designate an individual to serve on the Issuer’s Board, as the case may be, shall terminate. Pursuant to the terms of the Investor Rights Agreement, the Issuer appointed two designees of True Wind, Adam H. Clammer and Brandon Van Buren, to the Board.

Registration Rights

Pursuant to the terms of the Investor Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by True Wind. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, True Wind may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of common stock of the Issuer held by True Wind. The Investor Rights Agreement also provides Nebula Holdings with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-up Provision

The Investor Rights Agreement further provides for the Issuer’s Common Stock held by the Holders (as defined in the Investor Rights Agreement) to be locked-up for 180 days after the Closing.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement which is filed as Exhibits B to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.

Investor Rights Agreement, dated as of June 10, 2020, by and among the Issuer and certain affiliates of the Reporting Persons (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on June 16, 2020)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2020

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

NEBULA HOLDINGS, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.